Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS FIRST QUARTER 2013 PRODUCTION OF 23,200
OUNCES OF GOLD

•	Gold production for first quarter 2013 of 23,200 ounces, an increase of 40% from the first quarter 2012

•	Average mill throughput for first quarter 2013 increased 25% from a year earlier to 2,200 tonnes per day, 2,500 tonnes per day in March

•	Grades for first quarter 2013 rose 12% from first quarter 2012 and averaged 3.8 grams per tonne, with average grade in March of 4.0 grams per tonne

•	Company on track for full-year 2013 production of 120,000 to 135,000 ounces of gold.

TORONTO, ONTARIO -- (Marketwire – April 8, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced details of the Company’s operating results for the first quarter of 2013. A total of 23,200 ounces of gold was produced, an increase of 40% from the first quarter of 2012. Mill throughput during the first quarter of 2013 totaled 197,640 tonnes at an average grade of 3.8 grams per tonne with average mill recoveries of 95.6%. Total gold poured for the first quarter of 2013 totaled 20,530 ounces, while gold sales totaled 26,100 ounces at an average price of US$1,630 per ounce.

On March 18, 2013, the Company announced that it expected to produce between 20,500 and 23,000 ounces during the first quarter of 2013. Production for the quarter of 23,200 ounces exceeded the top end of the expected range reflecting average mill throughput of 2,500 tonnes per day in March, in line with the mill’s current capacity, and an average grade for the month of 4.0 grams per tonne.

	Q1/13	Q1/12	Q4/12
Tonnes milled	197,640	160,510	181,580
Tonnes per day	2,200	1,760	1,970

Average recovery (%)	95.6	95.1	96.0
Average grade (grams per tonne)	3.8	3.4	4.2

Gold Ounces
Production	23,200	16,680	23,740
poured	20,530	16,180	24,040
sales	26,100	18,470	19,940

Gold price (US$ per ounce)	1,630	1,690	1,720

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a strong finish to the first quarter of 2013 with average throughput in March at 100% of capacity and an average grade for the month of 4.0 grams per tonne. For the full quarter, average daily throughput increased 25% from the first quarter of last year, our average grade rose 12% and production ounces were 40% higher. Throughput during the first quarter averaged 2,200 tonnes per day mainly due to the impact of very cold winter conditions and unplanned maintenance in the crushing circuit during February. The average grade for the quarter of 3.8 grams per tonne compared to an expected level of between 3.9 and 4.1 grams per tonne. At the end of the first quarter, we had 23,000 tonnes in stockpile that we had planned to mill during the quarter, but will now be processed later in the year.

 “Also during the quarter, we continued to make progress with the capital development program at our Timmins West Mine and the expansion of our milling facility to a capacity of 3,000 tonnes per day. Work at the mill during the first quarter focused on the crushing and grinding circuit, including construction of the truck dump, jaw crusher and ore bin, and the installation of the SAG mill. Work remaining for completion is largely related to installation of electrical and piping infrastructure for these areas with the increase in milling capacity to 3,000 tonnes per day scheduled for completion in June.”

Details of the Company’s financial performance, including capital and operating costs, will be included in its first quarter financial results to be released on May 14, 2013, with the Company’s annual meeting of shareholders to be held on May 15, 2013 at 8:30 am EST.

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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